Exhibit (d)(14)

Farallon Capital Partners, L.P.

Farallon Capital Institutional Partners, L.P.

Farallon Capital Institutional Partners II, L.P.

Farallon Capital Institutional Partners III, L.P.

Farallon Capital Offshore Investors II, L.P.

c/o Farallon Capital Management, L.L.C.

One Maritime Plaza, Suite 2100

San Francisco, CA 94111

February 24, 2008

Abe Investment, L.P.

c/o Hellman & Friedman LLC

One Maritime Plaza, 12th Floor

San Francisco, CA 94111

Re:	Co-Investor Equity Commitment Letter

Ladies and Gentlemen:

Reference is made to the Agreement and Plan of Merger, dated as of the date hereof (as it may be amended from time to time, the “Merger Agreement”), by and among Abe Investment, L.P., a Delaware limited partnership (“Parent”), Abe Acquisition Corp., a Delaware corporation (“Merger Sub”), and Getty Images, Inc., a Delaware corporation (the “Company”), pursuant to which Merger Sub will be merged with and into the Company. Capitalized or other terms used and not defined herein but defined in the Merger Agreement shall have the meanings ascribed to them in the Merger Agreement. The parties listed on Schedule A hereto are collectively referred to as the “Equity Co-Investors.” This letter is being delivered by the Equity Co-Investors to Parent in connection with the execution of the Merger Agreement.

1. Commitment. This letter confirms the several, and not joint, commitment of each of the Equity Co-Investors, subject to the conditions set forth herein, to purchase (or cause an assignee permitted by the terms of Section 4(a) to purchase) a portion of the limited partnership units of Parent as of the Effective Time as further described below (the “Subject Equity Securities”) for an aggregate purchase price equal to the dollar commitment set forth next to such Equity Co-Investor’s name on Schedule A hereto (the “Commitment”) solely for the purpose of funding the aggregate Merger Consideration, aggregate Option Consideration and aggregate RSU Consideration and any other amounts required to be paid in connection with the Merger pursuant to and in accordance with the Merger Agreement, to refinance indebtedness of the Company and to pay related expenses, it being understood that none of the Equity Co-Investors (together with their permitted assigns) shall under any circumstances be obligated in excess of its respective Commitment. The Subject Equity Securities will be of the same class of equity to be issued to Sponsor (as defined below) and any other investor at the Closing (except (x) members of management of the Company and (y) the general partner interest held by an Affiliate of the Sponsor), and the per unit price for the Subject Equity Securities will be equal to the per unit price for the units of Parent to be issued to Sponsor in respect of its equity contributions pursuant to the Equity Commitment Letter. The obligation of each of the Equity Co-Investors (together with their permitted assigns) to fund the Commitment is subject to (a) the terms of this letter, (b) the satisfaction or waiver by Parent of all of the conditions to Parent’s and Merger Sub’s obligation to effect the Closing prior to the Walk-Away Date; provided that each Equity Co-Investor hereby agrees that all decisions to be made or actions to be taken by Parent or Merger Sub with regards to the Merger Agreement and any agreements ancillary thereto, the Debt Financing, and any alternate debt financing entered into in replacement of, substitution for or in addition to the Debt Financing (“Alternate Debt Financing”), including any determination as to whether such conditions have been satisfied or should be waived and whether any amendment shall be made to such Merger Agreement, ancillary agreements, Debt Financing or Alternate Debt Financing, shall be made by Parent and Sponsor in their sole discretion and that each of the Equity Co-Investors shall be bound by any such determination; provided further that each Equity Co-Investor shall have the right to terminate its Commitment pursuant to Section 3(b) hereunder to the extent that (i) without the consent of such Equity Co-Investor a waiver of a condition under the Merger Agreement is knowingly granted by Parent or Merger Sub that would have a material adverse effect on such Equity Co-Investor, (ii) the Merger Agreement is amended to increase the Merger Consideration or extend the Walk-Away Date or the Merger Agreement is otherwise amended in a manner that is materially adverse to any Equity Co-Investor or (iii) the Sponsor obtains commitments from other investors such that the Sponsor and its affiliated investment funds do not intend to acquire at least a majority of the Subject Equity Securities, which termination right must be exercised within 48 hours of receipt of notice from Parent to such Equity Co-Investor that specifies in reasonable detail the event, event(s), amendment(s) or waiver(s) in clause(s) (i), (ii) and/or (iii) that have occurred or are expected to occur and includes a statement that such termination right must be exercised within such 48 hour period and (c) the previous or contemporaneous funding by Sponsor and its affiliated investment funds of the amount of equity contributions to Parent contemplated under the Equity Commitment Letter (as such amount may be reduced by the Sponsor in the manner contemplated by the Equity Commitment Letter), provided that such amount will entitle the Sponsor and its affiliated investment funds to at least a majority of the Subject Equity Securities. The funding of the Commitment by each of the Equity Co-Investors will occur, subject to the preceding sentence, contemporaneous with the Closing to an account of Parent (which account shall be designated by Parent no later than two (2) Business Days prior to Closing) and the simultaneous issuance to each of the Equity Co-Investors of the Subject Equity Securities. For the avoidance of doubt, in the event that the Merger Agreement is terminated, the Equity Co-Investors will not be obligated to purchase any Subject Equity Securities for the purposes of reimbursing any expenses or satisfying any obligations of Sponsor or Parent, including with respect to the Limited Guarantee. The amount to be funded under this letter will be reduced by the Sponsor in the event that Parent does not require all of the equity financing with respect to which the Investors have made their Commitments in order to fund the transactions contemplated by the Merger Agreement; provided, however, that (a) any reduction among the Equity Co-Investors shall be pro rata among the Equity Co-Investors in proportion to their respective Commitments and (b) the Sponsor will not reduce the Commitments under this letter unless it is simultaneously reducing the Parallel Financing (as defined below) by 200% of the aggregate amount by which the aggregate Commitments under this letter are being reduced; provided that (i) if the Parallel Financing has been reduced to $700 million pursuant to this sentence, then, subject to clause (ii), the aggregate Commitments may be further reduced without any additional reduction in the Parallel Financing, and (ii) notwithstanding the foregoing, in no event may the aggregate Commitments be reduced to less than $50 million. For purposes of this letter, “Parallel Financing” shall mean the aggregate amount of equity contributions contemplated by the Equity Commitment Letter to be provided by Sponsor and its affiliated investment funds less the Commitments hereunder. In the event that any Commitment is funded to Parent and the Closing of the Merger does not occur promptly thereafter, Parent will return the entire funded Commitment to the Equity Co-Investor who contributed such Commitment by wire transfer of immediately available funds at the earlier of (x) such time that all or any portion of the Parallel Financing is returned to Sponsor and its affiliated investment funds or (y) the second business day after such funding.

2. Other Agreements. Parent, Sponsor, the Equity Co-Investors and other partners of Parent will, at the earliest practicable date after execution of the Merger Agreement and in any event prior to the Closing, enter into a limited partnership agreement, subscription agreement and other agreements with respect to the Subject Equity Securities having the terms set forth in Schedule 1 hereto and other customary terms for a co-investment of this nature, which documents and agreements shall be reasonably acceptable to the parties thereto (collectively, the “Definitive Documents”); provided that drafts of the Definitive Documents will be provided to the Equity Co-Investors for their review no later than 50 days after the date hereof.

3. Termination and Reduction of Commitment. Each Equity Co-Investor’s obligation to fund its Commitment will terminate automatically and immediately upon the earliest to occur of (a) termination of the Merger Agreement, (b) the termination by such Equity Co-Investor of this letter or its commitments hereunder in accordance with Section 1 hereof, and (c) termination of Sponsor’s obligation to fund its equity contribution to Parent pursuant to the terms of the Equity Commitment Letter, provided that such termination pursuant to this Section 3(c) shall be revoked and the obligation of each Equity Co-Investor to fund its Commitment shall thereafter apply again if (a) Sponsor and its affiliated investment funds determine, in their sole discretion, to fund (and do fund) the amount of equity contributions to Parent contemplated to be funded by the Equity Commitment Letter (as such amount may be reduced by Sponsor in the manner contemplated by the Equity Commitment Letter) and (b) the Commitment of such Equity Co-Investor is not terminated under Section 3(a) or Section 3(b). Upon such termination of this letter the Equity Co-Investors shall not have any further obligations or liabilities hereunder; provided that a termination under Section 3(a) will not relieve any Equity Co-Investor of liability for any willful breach of this letter which occurred prior to such termination and, provided further, that the provisions of the next sentence of this Section 3 will survive any such termination. The Equity Co-Investors agree that (i) in the event that this letter is terminated by any Equity Co-Investor pursuant to Section 3(b), prior to the 12-month anniversary of such termination none of the Equity Co-Investors nor any of their affiliated investment funds will provide any equity financing to any Takeover Proposal or any transaction resulting from a Takeover Proposal, (ii) except as provided in clause (iii), prior to the 12-month anniversary of the termination of the Merger Agreement, none of the Equity Co-Investors nor any of their affiliated investment funds will engage in any discussions or negotiations with any person with respect to any Takeover Proposal or the provision of any debt or equity financing for any Takeover Proposal or provide any debt or equity financing for any Takeover Proposal and

(iii) subject to clause (i) above, in the event that the Merger Agreement is terminated and the Company enters into a transaction constituting a Takeover Proposal which has fully committed financing provided by financing sources unaffiliated with the Equity Co-Investors, the Equity Co-Investors or their affiliates may participate in such financing (debt and/or equity) through the syndication of such financing and (after such Takeover Proposal is entered into) engage in discussions and negotiations relating thereto.

4. Post-Closing Representations. In connection with Parent contributing all of the shares of common stock of the Surviving Corporation to Abe Investment Holdings, Inc., a Delaware corporation and subsidiary of Parent (“Holdings”), in exchange for common stock of Holdings, immediately after the Closing, each of the Co-Investors will make the following representation and warranty to Parent and the Rollover Investors (as defined in the Interim Investors Agreement, dated as of the date hereof, among Parent, Merger Sub, Sponsor and the other parties thereto, as such agreement may be amended from time to time): “Equity Co-Investor has no present plan or binding obligation to sell or otherwise dispose of any equity interests in Parent.”

5. Assignment; Amendments and Waivers; Entire Agreement.

(a) The rights and obligations under this letter may not be assigned by any party hereto without the prior written consent of the other party, and any attempted assignment shall be null and void and of no force or effect. Notwithstanding the foregoing, each Investor may assign all or a portion of its obligations to fund its Commitment to any of its affiliated funds, provided that such assignment will not relieve such Equity Co-Investor of its obligations hereunder.

(b) This letter may not be amended, and no provision hereof waived or modified, except by an instrument signed by each of the parties hereto.

(c) This letter constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof.

6. No Third Party Beneficiaries. This letter shall be binding solely on, and inure solely to the benefit of, the parties hereto and their respective successors and permitted assigns, and nothing set forth in this letter shall be construed to confer upon or give to any Person (including the Company) other than the parties thereto, Sponsor and their respective successors and permitted assigns any benefits, rights or remedies under or by reason of, or any rights to enforce or cause Parent to enforce, the Commitment or any provisions of this letter.

7. Limited Recourse; Enforcement.

(a) Notwithstanding anything that may be expressed or implied in this letter, Parent, by its acceptance of the benefits of the Commitments provided herein, covenants, agrees and acknowledges that no Person other than the Equity Co-Investors and their respective permitted assigns shall have any obligation hereunder and that, notwithstanding that the Equity Co-Investors or any of their respective permitted assigns may be a partnership or limited liability company, no recourse hereunder or under any documents or instruments delivered in connection herewith shall be had against any past, present or future director, officer, employee, incorporator, manager, member, partner, stockholder, affiliate, agent, attorney or other representative of any party hereto, or any of their successors or assigns, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any applicable Law, it being agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any past, present or future director, officer, employee, incorporator, manager, member, partner, stockholder, affiliate, agent, attorney or other representative of any of the foregoing for any obligations of the Equity Co-Investors or any of their successors or permitted assigns under this letter or any documents or instrument delivered in connection herewith or for any claim based on, in respect of, or by reason of such obligations or their creation.

(b) This letter may only be enforced by Parent, and Parent shall have no right to enforce this letter unless directed to do so by Sponsor in its sole discretion. Parent’s creditors shall have no right to enforce this letter or to cause Parent to enforce this letter. For purposes of this letter, the “Sponsor” means Hellman & Friedman Capital Partners VI, L.P.

(c) The parties recognize and agree that if for any reason any of the provisions of this letter are not performed by any Equity Co-Investor in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy. Accordingly, each party agrees that, in addition to other remedies, prior to any termination of this letter pursuant to Section 3, Parent shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity. In the event that any action shall be brought in equity to enforce the provisions of this letter, each Equity Co-Investor agrees it shall not allege, and hereby waives the defense, that there is an adequate remedy at Law. Notwithstanding anything to the contrary contained herein, (i) no party hereto shall be liable to or otherwise responsible to any other party or any of their respective successors or assigns, for consequential, exemplary, punitive, incidental or special damages or lost profits, (ii) except to the extent provided under the Reimbursement Agreement entered into on the date hereof between the Equity Co-Investors and the Sponsor, none of the Equity Co-Investors will be liable (whether as a result of any breach of this letter or otherwise) for any amounts paid by Sponsor or its affiliates pursuant to the Limited Guarantee, and (iii) the aggregate liability of each Equity Co-Investor under this letter and the Reimbursement Agreement entered into the date hereof will not exceed the Commitment of such Equity Co-Investor.

(d) Each Equity Co-Investor hereby represents and warrants that: (i) it has the requisite capacity and authority to execute and deliver this letter and to fulfill and perform its obligations hereunder and (ii) it has duly and validly executed and delivered this letter and this letter constitutes a legal, valid and binding agreement of such Equity Co-Investor enforceable by Parent against it in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally and general principles of equity and an implied covenant of good faith and fair dealing (whether considered in a proceeding in equity or law).

(e) Parent hereby represents and warrants that: (i) it has the requisite capacity and authority to execute and deliver this letter and to fulfill and perform its obligations hereunder; (ii) it has duly and validly executed and delivered this letter and this letter constitutes a legal, valid and binding agreement of such party enforceable by each Equity Co-Investor against it in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, general principles of equity and an implied covenant of good faith and fair dealing (whether considered in a proceeding in equity or law); and (iii) Parent has not engaged in, and will not engage in, any business activities, and does not have and will not incur any debt or obligations, hire any employees or enter into any contracts, other than in connection with the Equity Commitment Letter, this letter, the Limited Guarantee, the Definitive Documents, the Merger Agreement, the Ancillary Agreements, the financing for the Merger and any other debts, obligations, agreements and transactions contemplated hereby or thereby (collectively, the “Transactions”).

8. Confidentiality. This letter shall be treated as confidential and is being provided to Parent solely in connection with the Merger. This letter may not be used, circulated, quoted or otherwise referred to by Parent or any of its affiliates in any document, except with the written consent of each Equity Co-Investor; provided that no such written consent shall be required for disclosures by Parent to the Company so long as the Company agrees to keep such information confidential on terms substantially identical to the terms contained in this Section 8; provided further that any party hereto may disclose the existence of this letter to the extent required by any applicable Law.

9. Governing Law; Jurisdiction; Service of Process; Waiver of Jury Trial.

(a) This letter, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this letter or the negotiation, execution or performance of this letter (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this letter or as an inducement to enter into this letter) shall be governed by, and construed, interpreted and enforced in accordance with, the Laws of the State of Delaware, without regard to conflict of laws principles.

(b) Any legal action, suit or proceeding arising out of or relating to this letter or the transactions contemplated hereby shall be heard and determined exclusively in the Court of Chancery of the State of Delaware, or, in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the federal courts of the United States of America located in the State of Delaware. Each party hereto hereby irrevocably (i) submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or federal courts of the United States of America located in the State of Delaware in respect of any legal action, suit or proceeding arising out of or relating to this letter and (ii) waives, and agrees not to assert, as a defense in any such action, suit or proceeding, any claim that it is not subject personally to the jurisdiction of such courts, that its property is exempt or immune from attachment or execution, that the action, suit or proceeding is brought in an inconvenient forum, that the venue of action, suit or proceeding is improper or that this letter or the transactions contemplated hereby may not be enforced in or by such courts.

(c) Each party hereto agrees that notice or the service of process in any action, suit or proceeding arising out of or relating to this letter shall be properly served or delivered if delivered to the addresses set forth in this letter for each of the parties in the manner contemplated by Section 10 of this letter.

(d) The consents to jurisdiction set forth in this Section 9 shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this Section 9 and shall not be deemed to confer rights on any Person other than the parties hereto. The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law.

(e) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS LETTER IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS LETTER OR THE TRANSACTIONS CONTEMPLATED BY THIS LETTER. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS LETTER BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND AGREEMENTS CONTAINED IN THIS SECTION 9.

10. Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) four Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service or (iii) on the date of confirmation of receipt (or the first Business Day following such receipt if the date of such receipt is not a Business Day) of transmission by facsimile or email, in each case to the intended recipient as set forth below (or to such other address, facsimile number or email address as such party shall have specified in a written notice given to the other party).

11. Counterparts. This letter may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same instrument.

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Very truly yours,

EQUITY CO-INVESTORS:

FARALLON CAPITAL PARTNERS, L.P.
FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.
FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.
FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.
FARALLON CAPITAL OFFSHORE INVESTORS II, L.P.

By:	FARALLON PARTNERS, L.L.C., their General Partner

	By:	/s/ Andrew J. M. Spokes
	Name:	Andrew J. M. Spokes
	Title:	Managing Member

Accepted and acknowledged:

PARENT:

ABE INVESTMENT, L.P.

By:	Abe GP LLC, its general partner

By:	/s/ C. Andrew Ballard
Name:	C. Andrew Ballard
Title:	Managing Director

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